FEDERATED HERMES INTERMEDIATE MUNICIPAL TRUST

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

January 31, 2023

EDGAR Operations Branch
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

RE:	FEDERATED HERMES INTERMEDIATE MUNICIPAL TRUST (the “Registrant”)
Federated Hermes Intermediate Municipal Fund Class A Shares Institutional Shares (the “Surviving Fund”)

N-14 Registration Statement 1933 Act File No. 333-268050 Registrant 1933 Act File No. 2-98237
Registrant 1940 Act File No. 811-4314

Dear Sir or Madam:

In accordance with Rule 477 under the Securities Act of 1933, on behalf of the Registrant, I hereby submit this application for withdrawal of the Registrant’s Registration Statement filed on Form N-14 pursuant to Rule 488 of the Securities Act of 1933 on October 28, 2022, under Accession Number 0001623632-22-001362 (the “Registration Statement”), the automatic effective date of which was subsequently delayed pursuant to a Delaying Amendment filed on November 23, 2022, under Accession Number 0001623632-22-001477.

The Registration Statement proposed the reorganization of Federated Hermes Michigan Intermediate Municipal Fund (the “Reorganizing Fund”), a portfolio of Federated Hermes Municipal Securities Income Trust, into the Surviving Fund (the “Proposed Reorganization”).

The Registrant is making this application for withdrawal of the Registration Statement because Federated Investment Management Company, the investment adviser to the Reorganizing Fund and the Surviving Fund (the “Adviser”), has determined not to proceed at this time with the Proposed Reorganization. The determination not to proceed at this time is based on the likely inability, without the Adviser or an affiliate investing in the Reorganizing Fund or without substantial solicitation expense, to obtain the required quorum for the special meeting of shareholders necessary for Reorganizing Fund shareholders to approve the reorganization. Notice was provided to shareholders of the Reorganizing Fund in a supplement to the Reorganizing Fund’s prospectus and statement of additional information filed January 19, 2023 (Accession Number 0001623632-23-000040).

The Registrant confirms that no securities have been sold in connection with the offering contemplated by the Registration Statement and no prospectus contained in the Registration Statement has been distributed. It is our opinion that the withdrawal of this Registration Statement would be consistent with the public interest and the protection of investors. No filing fee was required or paid in connection with the filing of the Registration Statement.

We, therefore, respectfully request, pursuant to Rule 477 of the Securities Act of 1933, the Securities and Exchange Commission to withdraw the above referenced Registration Statement.

If you have any questions regarding this application for withdrawal, please contact Leslie Petrone at (724) 720-8840.

Very truly yours,

/s/ George F. Magera
George F. Magera
Assistant Secretary